Exhibit 99.1

Renren Announces Unaudited Second Quarter 2017 Financial Results

BEIJING, China, August 30, 2017 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service and internet finance business in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•	Total net revenues were US$22.3 million, a 55.4% increase from the corresponding period in 2016.

—	Advertising and Internet Value-Added Services (IVAS) net revenues were US$12.7 million, a 67.9% increase from the corresponding period in 2016.
—	Financing income was US$8.6 million, a 26.0% increase from the corresponding period in 2016.
—	Used car sales revenue was US$1.0 million.

•	Gross profit was US$5.0 million, compared to US$1.3 million in the corresponding period of 2016.

•	Operating loss was US$15.5 million, compared to an operating loss of US$18.8 million in the corresponding period in 2016.

•	Net loss attributable to the Company was US$17.2 million, compared to a net loss of US$46.1 million in the corresponding period in 2016.

•	Adjusted net loss (1) (non-GAAP) was US$12.0 million, compared to an adjusted net loss of US$40.6 million in the corresponding period in 2016.

(1)	Adjusted net (loss) income is a non-GAAP measure, which is defined as net (loss) income excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

Second Quarter 2017 Results

Total net revenues for the second quarter of 2017 were US$22.3 million, representing a 55.4% increase from the corresponding period in 2016.

Advertising and IVAS net revenues were US$12.7 million, representing a 67.9% increase from the corresponding period of 2016. Advertising revenues were US$0.1 million for the second quarter of 2017. IVAS revenues were US$12.6 million, representing an 86.7% increase from the corresponding period in 2016. The increase was mainly due to the revenue from our Renren mobile live streaming service. Monthly unique log-in users of the Renren SNS platform decreased from approximately 35 million in June 2016 to approximately 34 million in June 2017. Login users’ monthly average time spent increased 23.9% year-over-year.

Financing income was US$8.6 million for the second quarter of 2017, compared to US$6.8 million in the corresponding period of 2016. The increase was in line with the increase of financing receivable from US$207.2 million as of June 30, 2016 to US$238.6 million as of June 30, 2017.

Used car sales revenue of US$1.0 million was generated through one of our subsidiaries conducting a used car trading business, which is a new business that we initiated in the second quarter of 2017.

Cost of revenues was US$17.4 million, a 32.5% increase from the corresponding period of 2016.

Operating expenses were US$20.4 million, a 1.7% increase from the corresponding period of 2016.

Selling and marketing expenses were US$6.0 million, a 15.2% increase from the corresponding period of 2016. The increase was primarily due to an increase in advertising and promotion expenses.

Research and development expenses were US$4.6 million, compared to US$4.6 million in the corresponding period in 2016.

General and administrative expenses were US$9.8 million, a 4.4% decrease from the corresponding period in 2016.

Share-based compensation expenses, which were all included in operating expenses, were US$5.2 million, compared to US$5.5 million in the corresponding period in 2016.

Operating loss was US$15.5 million, compared to an operating loss of US$18.8 million in the corresponding period in 2016.

Non-operating loss was US$62.8 million, compared to a loss of US$28.3 million in the corresponding period in 2016. Non-operating loss for the second quarter of 2017 was mainly due to a US$61.0 million impairment on long-term investments.

Earnings in equity method investments were US$61.7 million, compared to earnings of US$1.4 million in the corresponding period in 2016. Earnings in equity method investment for the second quarter of 2017 mainly included a US$58.3 million gain on disposal of certain shares of Social Finance Inc.

Net loss attributable to the Company was US$17.2 million, compared to a net loss of US$46.1 million in the corresponding period in 2016.

Adjusted net loss (non-GAAP) was US$12.0 million, compared to an adjusted net loss of US$40.6 million in the corresponding period in 2016. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$60 million to US$65 million in the third quarter of 2017, representing a 235.5% to 263.4% year-over-year increase. The increase is expected to be primarily due to revenue from used car sales through one of our subsidiaries that is now conducting a used car trading business. This forecast reflects Renren's current and preliminary view, which is subject to change.

Updates on Proposed Transactions

As described in the Company’s most recent annual report on Form 20-F, filed on May 15, 2017, the Company is continuing to pursue its plan to dispose of a newly formed subsidiary (the “Subsidiary”) that would hold its advertising agency business and most of its investments in minority stakes in its investee companies. The plan is intended primarily to address the risk that the Company could be deemed to be an investment company as defined under the Investment Company Act of 1940.

When the plan was initially announced last year, the Company expected to dispose of the Subsidiary by means of a distribution of rights by the Company to all of its shareholders on a pro rata basis in proportion to their shareholding in the Company. These rights would have allowed shareholders that were both (i) “qualified purchasers” under the Investment Company Act and (ii) “accredited investors” under the Securities Exchange Act of 1934 to elect to receive either shares of the newly formed Subsidiary (“Subsidiary Shares”) or a cash dividend based on the value of the Subsidiary Shares. Non-qualified shareholders or qualified shareholders not electing to receive Subsidiary Shares would receive the cash dividend. To help fund payment of the cash dividend, the Company’s board of directors considered a preliminary non-binding proposal from Mr. Joseph Chen, Mr. James Jian Liu and SoftBank Group Capital Limited, each a Company affiliate, to purchase for cash those Subsidiary Shares that would not be distributed to shareholders. To consider the plan and the related offer from the affiliates, the Company’s board of directors formed a special committee which, in turn, retained its own financial advisor and counsel to advise it.

In its most recent Form 20-F, the Company announced that the special committee was considering a revised plan. Since then, although many of the previous elements remain unchanged, the Company has further revised the plan. Subject to potential change and refinement, this further revised plan (the “Plan”) includes the following elements:

•     The transfer of most of the Company’s investments in minority stakes in its investee companies, including all of its shares of Social Finance Inc., to the Subsidiary;

•     The transfer of the Company’s advertising agency business (conducted by Beijing Zhenzhong Interactive Information Technology Co., Ltd.) to the Subsidiary;

•     The declaration of a special cash dividend to all Company shareholders (the “Dividend”), with the amount to be determined as described below;

•     An offer of Subsidiary Shares in a private placement to qualified Company shareholders (i.e., those Company shareholders that are both (i) “qualified purchasers” under the Investment Company Act and (ii) “accredited investors” under the Securities Exchange Act) on a pro rata basis in proportion to their shareholding in the Company, in exchange for a waiver by those shareholders of their pro rata share of the Dividend as payment for the Subsidiary Shares (the “Private Placement”);

•     At the closing of the Private Placement, the transfer of 100% of the Subsidiary Shares to those qualified Company shareholders opting to acquire Subsidiary Shares in exchange for waiving their pro rata right to the Dividend; and

•     At the earliest practicable time after the closing of the Private Placement, the payment of the Dividend to those shareholders of the Company that have not waived it.

The amount of the Dividend will be based on or influenced by, among other things, the Subsidiary’s valuation at the time of the Private Placement, the percentage of Company shareholders opting to waive their share of the Dividend in exchange for Subsidiary Shares, and the cash available to the Company to fund the Dividend. At this time, based on the holdings of its largest affiliated shareholders, the Company expects shareholders holding at least 75% of its outstanding shares will elect to purchase Subsidiary Shares in the Private Placement.

Although the Company plans to carry out the Plan as soon as practicable, timing depends on a number of factors, many of which are at least partially outside of the Company’s control.

The Company must secure adequate financing to carry out the Plan. Since the filing of the Company’s most recent Form 20-F, the principle change to the Plan relates to the manner of funding the Dividend and the working capital needs of the Subsidiary. The Company has been negotiating with SoftBank Group Corp., the parent company of SB Pan Pacific Corporation, one of the Company’s largest shareholders, for a loan to the Subsidiary. It is anticipated that the Subsidiary will transfer an agreed amount of cash to the Company in connection with the transfer of assets to the Subsidiary. This cash, together with cash that the Company has on hand (including proceeds from the previously announced sale of shares of Social Finance Inc. in April 2017), will help finance payment of the Dividend. The key commercial terms for this loan have been substantially agreed between the parties, subject to the approval of the special committee.

The Company must properly transfer its advertising agency business and most of its investments in minority stakes in its investee companies to the Subsidiary as part of the Plan. In 2015, the Company received a loan from a financial institution to finance its purchase of additional shares of Social Finance Inc., which shares were and still are pledged as collateral to the lender. The pledged shares, together with the corresponding loan obligations, are intended to transfer to the Subsidiary as part of the Plan. The Company has been negotiating an agreement with the lender to permit this share transfer and debt assumption. The key commercial terms for this agreement also have been substantially agreed between the parties, subject to the approval of the special committee.

In addition, the Plan remains subject to the approval of the special committee of the Company’s board of directors, which will make the final determination as to whether the Company will carry out the Plan in the proposed form or in any other form, or carry out a different transaction or no transaction at all. The special committee, with the assistance of its financial advisor, will assess the fairness of the Dividend to be paid to shareholders of the Company who are not acquiring Subsidiary Shares in the Private Placement. The terms of the Plan also remain subject to the approval of SoftBank Group Corp.in accordance with the Company’s articles of association.

If the valuation of the assets for purposes of the transaction is lower than the book value at closing, then the Company will have a loss on disposal of those assets. However, the existence or amount of any such loss can not be determined until the special committee concludes the valuation of those assets with the assistance of its financial advisor. The Company will provide further guidance on any such loss at a later date.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our Renren mobile application had approximately 251 million activated users as of June 30, 2017. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the third quarter of 2017 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	June 30,
per share, ADS, and per ADS data)	2016	2017

ASSETS

Current assets:
Cash and cash equivalents	$79,370	$136,750
Restricted Cash	30,390	76,408
Short-term investments	410	-
Accounts and notes receivable, net	4,702	8,186
Financing receivable, net	301,773	238,607
Prepaid expenses and other current assets	20,749	33,930
Amounts due from related parties	13,419	15,008
Inventory	-	14,429
Total current assets	450,813	523,318

Non-current assets:
Long-term financing receivable, net	330	37
Property and equipment, net	28,666	28,708
Long-term investments	695,348	614,626
Other non-current assets	1,687	1,345
Total non-current assets	726,031	644,716

TOTAL ASSETS	$1,176,844	$1,168,034

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,561	$7,730
Short-term debt	37,202	89,003
Accrued expenses and other current liabilities	19,781	21,831
Payable to investors	182,951	214,662
Amounts due to related parties	10,914	10,899
Deferred revenue and advance from customers	5,954	5,072
Income tax payable	7,860	9,497
Total current liabilities	270,223	358,694

Non-current liabilities:
Long-term debt	95,390	80,631
Long-term payable to investors	59,916	-
Other non-current liabilities	12,849	15,320
Total non-current liabilities	168,155	95,951

TOTAL LIABILITES	438,378	454,645

Shareholders' Equity:
Class A ordinary shares	720	724
Class B ordinary shares	305	305
Additional paid-in capital	1,266,592	1,276,965
Statutory reserves	6,712	6,712
Accumulated deficit	(542,746)	(576,119)
Accumulated other comprehensive income	6,883	4,802

TOTAL EQUITY	738,466	713,389

TOTAL LIABILITIES AND EQUITY	$1,176,844	$1,168,034

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Six Months Ended
(Amounts in US dollars, in thousands, except shares,	June 30,	March 31,	June 30,	June 30,	June 30,
per shares, ADS, and per ADS data)	2016	2017	2017	2016	2017

Net revenues
Advertising and IVAS	$7,583	$11,599	$12,731	$13,681	$24,330
Financing income	6,792	9,347	8,559	11,473	17,906
Used car sales	-	-	1,042	-	1,042
Total net revenues	14,375	20,946	22,332	25,154	43,278

Cost of revenues	(13,118)	(14,499)	(17,376)	(21,532)	(31,875)

Gross profit	1,257	6,447	4,956	3,622	11,403

Operating expenses:
Selling and marketing	(5,222)	(6,148)	(6,017)	(9,841)	(12,165)
Research and development	(4,610)	(5,784)	(4,611)	(9,949)	(10,395)
General and administrative	(10,238)	(12,112)	(9,784)	(21,822)	(21,896)

Total operating expenses	(20,070)	(24,044)	(20,412)	(41,612)	(44,456)

Loss from operations	(18,813)	(17,597)	(15,456)	(37,990)	(33,053)

Other income (expenses)	8,401	(6)	477	11,333	471
Interest income	252	315	371	490	686
Interest expenses	(2,681)	(2,305)	(2,379)	(5,960)	(4,684)
Realized gain (loss) on short-term investments	698	100	(201)	581	(101)
Impairment of long term investments	(35,000)	-	(61,021)	(35,000)	(61,021)
Total non-operating loss	(28,330)	(1,896)	(62,753)	(28,556)	(64,649)

Loss before provision of income tax and loss in equity method investments, net of tax	(47,143)	(19,493)	(78,209)	(66,546)	(97,702)
Income tax expenses	(364)	(780)	(688)	(946)	(1,468)

Loss before income (loss) in equity method investments, net of tax	(47,507)	(20,273)	(78,897)	(67,492)	(99,170)
Income (loss) in equity method investments, net of tax	1,409	4,095	61,702	(10,457)	65,797
Loss from continuing operations	(46,098)	(16,178)	(17,195)	(77,949)	(33,373)

Discontinued operation
Income from operations of discontinued operations, net of income tax	-	-	-	391	-
Gain on deconsolidation of the subsidiaries, net of income tax	-	-	-	8,310	-
Income from discontinued operations, net of tax	-	-	-	8,701	-

Net loss attributable to Renren Inc.	$(46,098)	$(16,178)	$(17,195)	$(69,248)	$(33,373)

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.05)	$(0.02)	$(0.02)	$(0.08)	$(0.03)
Diluted	$(0.05)	$(0.02)	$(0.02)	$(0.08)	$(0.03)
Net income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$-	$-	$-	$0.01	$-
Diluted	$-	$-	$-	$0.01	$-
Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.05)	$(0.02)	$(0.02)	$(0.07)	$(0.03)
Diluted	$(0.05)	$(0.02)	$(0.02)	$(0.07)	$(0.03)
Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.68)	$(0.24)	$(0.25)	$(1.02)	$(0.49)
Diluted	$(0.68)	$(0.24)	$(0.25)	$(1.02)	$(0.49)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,022,385,038	1,026,375,051	1,027,812,327	1,021,387,919	1,027,097,660
Diluted	1,022,385,038	1,026,375,051	1,027,812,327	1,021,387,919	1,027,097,660
Weighted average number of shares used in calculating net income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,022,385,038	1,026,375,051	1,027,812,327	1,021,387,919	1,027,097,660
Diluted	1,022,385,038	1,026,375,051	1,027,812,327	1,021,387,919	1,027,097,660

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net loss

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(Amounts in US dollars, in thousands)	2016	2017	2017	2016	2017

Net loss	$(46,098)	$(16,178)	$(17,195)	$(69,248)	$(33,373)
Add back: Shared-based compensation expenses	5,457	5,143	5,169	12,661	10,312
Add back: Amortization of intangible assets	-	-	-	21	-
Adjusted net loss	$(40,641)	$(11,035)	$(12,026)	$(56,566)	$(23,061)